1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date August 20, 2013	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF PROVISION FOR IMPAIRMENT

LOSSES ON ASSETS OF AN OVERSEAS SUBSIDIARY

CONTROLLED BY YANZHOU COAL MINING COMPANY

LIMITED

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The sixteenth meeting of the fifth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) considered and passed the proposal in relation to the provision for impairment losses on assets of Yancoal Australia Limited ( “Yancoal Australia”). Yancoal Australia (an overseas subsidiary controlled by the Company) made the provision for assets impairment of an amount of RMB2.099 billion (the “Provision for Impairment Losses”).

1. Overview on the Provision for impairment losses on assets

As the international coal prices kept falling, as at 30 June 2013, the fair value of Moolarben coal mine and Gloucester mines of Yancoal Australia was RMB2.099 billion lower than the book value. Pursuant to the requirements by International Financial Reporting Standards, Yancoal Australia made the Provision for Impairment Losses of an amount of RMB2.099 billion.

2. Impact of the Provision for Impairment Losses to the Company

The Provision for Impairment Losses was RMB2.099 billion, representing approximately 4.73% of the audited net assets of the Company as at 31 December 2012 prepared under the PRC accounting standards, being RMB44.3669 billion. The Provision for Impairment Losses resulted in a decrease of RMB1.186 billion in net profit attributable to the shareholders of the parent company in the first half year of 2013.

3. Opinion of the Board and supervisor committee

The sixteenth meeting of the fifth session of the Board and the eleventh meeting of the fifth session of the supervisory committee of the Company considered and passed the proposal in relation to the Provision for Impairment Losses on assets of Yancoal Australia, respectively.

The Board and the supervisory committee of the Company are of the view that, the Provision for Impairment Losses was made on a prudent basis and in compliance with the relevant accounting standards, laws and regulations. The Provision for Impairment Losses may reflect the value of assets and overall operating performance of Yancoal Australia in a fair manner, and was not detrimental to the interests of the Company and its minority shareholders.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Zhang Baocai
Director and Company Secretary

Zoucheng, Shandong Province, the PRC

19 August 2013

As at the date of this announcement, the Directors are Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC